Exhibit (a)(1)(D)

Offer to Purchase for Cash
Up to 6,250,000 Shares of its Common Shares
At a Purchase Price of $8.00 Per Share
by
GLOBAL SOURCES LTD.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 19, 2008 UNLESS GLOBAL SOURCES LTD. EXTENDS THE OFFER.

November 21, 2008

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Global Sources Ltd., a Bermuda company (“Global Sources”), has appointed us to act as the information agent in connection with its Offer to Purchase for cash up to 6,250,000 shares of its common shares, par value $0.01 per share (the “Shares), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Global Sources Ltd. is inviting its shareholders to tender their Shares at $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Global Sources will, upon the terms and subject to the conditions of the Offer, pay $8.00 per share (the “Purchase Price”) for Shares properly tendered and not properly withdrawn pursuant to the terms of the Offer. All Shares properly tendered before the Expiration Date (as specified in Section 1 of the Offer to Purchase) and not properly withdrawn will be purchased by Global Sources at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration provisions thereof. See Section 1 of the Offer to Purchase.

As described in the Offer to Purchase, if, at the Expiration Date, more than 6,250,000 Shares are properly tendered and not properly withdrawn, Global Sources will accept Shares for purchase in the following order of priority:

•	first, on a pro rata basis from all other shareholders who properly tender Shares at the Purchase Price, other than shareholders whose conditions are not satisfied; and

•	second, only if necessary to permit Global Sources to purchase 6,250,000 Shares from holders who have tendered Shares subject to the condition that Global Sources purchase a specified minimum number of the holder’s Shares if Global Sources purchases any of the holder’s Shares in the Offer (for which the condition was not initially satisfied) at the Purchase Price by random lot, to the extent feasible.

The Offer is not conditioned on any minimum number of Shares being tendered or the availability of any financing. The Offer is, however, subject to other conditions. See Section 6 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

I. Offer to Purchase, dated November 21, 2008;

II. Letter to Clients, which you may send to your clients for whom you hold Shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

III. Letter of Transmittal, for your use and for the information of your clients, Form W-9 and related instructions and Form W-8BEN and related instructions; and

IV. Notice of Guaranteed Delivery, to be used to accept the Offer in the event that you are unable to deliver the Share certificates, together with all other required documents, to the depositary before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date.

WE RECOMMEND THAT YOU CONTACT YOUR CLIENTS PROMPTLY. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 19, 2008, UNLESS GLOBAL SOURCES EXTENDS THE OFFER.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of Shares under the Offer other than fees paid to the information agent as described in the Offer to Purchase. Global Sources will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. Global Sources will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal). No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of Global Sources, the depositary or the information agent for purposes of the Offer.

For Shares to be properly tendered pursuant to the Offer, (1) the depositary must timely receive the Share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase and the Letter of Transmittal) and any other documents required pursuant to the Offer, or (2) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

Shareholders (a) whose Share certificates are not immediately available or who will be unable to deliver to the depositary the certificate(s) for the Shares being tendered and all other required documents before the Expiration Date, or (b) who cannot complete the procedures for book-entry transfer before the Expiration Date, must tender their Shares according to the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

The Board of Directors of Global Sources has approved the self-tender offer. However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares. The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their shares in the self-tender offer.

Please address any inquiries you may have with respect to the Offer to the information agent, Georgeson Inc., at the telephone number and address set forth on the back cover page of the Offer to Purchase.

U.S. Shareholders may obtain additional copies of the enclosed material from Georgeson Inc. by calling them at: 1 866-295-4321. Non-U.S. shareholders may obtain additional copies of the enclosed material from Georgeson Inc. by calling them at: 1 212-806-6859.

Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase and the Letter of Transmittal.

Very truly yours,

Georgeson Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF GLOBAL SOURCES, THE INFORMATION AGENT, THE TRUSTEE FOR ANY GLOBAL SOURCES EMPLOYEE PLAN, OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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